The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

November 15, 2016

Via EDGAR Transmission

Ms. Valerie Lithotomos:

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          The RBB Fund, Inc. (the “Company”)

File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments received by U.S. Bancorp Fund Services, LLC, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on November 2, 2016, regarding the Company’s Post-Effective Amendment (“PEA”) No. 204 to the Company’s Registration Statement on Form N-1A.  PEA No. 204 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A on September 30, 2016, for the purpose of registering shares of three new series of the Company — the Motley Fool Independence Fund, the Motley Fool Great America Fund, and the Motley Fool Epic Voyage Fund (collectively, the “Funds”).

The Company will file a Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to update missing information, incorporate responses to the Staff’s comments regarding PEA No. 204 and file updated exhibits to the Registration Statement.

For your convenience, the comments made by the Staff have been reproduced in bold typeface immediately followed by the Company’s respective responses.

Prospectus — Summary Section — Fees and Expenses Table (All Funds)

1.                                      Staff Comment: Please revise the last sentence of footnote (b) by deleting the reference to “an affiliate of the Adviser” as this language is unclear.

Response:                                        The Company will make the requested change.

2.                                      Staff Comment: Please confirm whether the fee waiver and expense recoupment structure is substantially equivalent for the Funds and the Predecessor Funds.

Response:                                        The Company supplementally confirms that the fee waiver and expense recoupment structure for the Funds is substantially equivalent to the fee waiver and expense recoupment structure for the Predecessor Funds, noting that the expense limitation agreements are for different terms.

Prospectus — Summary Section — Expense Example (All Funds)

3.                                      Staff Comment: The Staff notes that the 5- and 10-year expense examples are not required under Form N-1A, and can be deleted if preferred.

Response:                                        Although not required, the Company nonetheless will include such data as it helps to provide shareholders with information about the Funds.

Prospectus — Summary Section — Portfolio Turnover (All Funds)

4.                                      Staff Comment: The Staff notes that the Predecessor Fund’s portfolio turnover rate is not required under Form N-1A, and can be deleted if preferred.

Response:                                        Although not required, the Company nonetheless will include such data as it helps to provide shareholders with information about the Funds.

Prospectus — Summary Section — Principal Investment Risks (All Funds)

5.                                      Staff Comment: In the introductory sentence, please consider deleting the word “increase” since this section is meant to discuss the risks which may adversely affect the Fund’s net asset value, yield, and total return.

Response:                                        The Company will make the requested change.

Prospectus — Summary Section — Performance Information (All Funds)

6.                                      Staff Comment: In the second paragraph, please state that the Predecessor Funds are publicly-sold open-end mutual funds.

Response:                                        The Company will make the requested change.

Prospectus — Summary Section — Principal Investment Strategies (Motley Fool Independence Fund)

7.                                      Staff Comment:  The Staff notes that although the principal investment strategy references smaller market capitalization companies in which the Fund might invest, the corresponding risk factor references both small and mid-capitalization companies. Please reconcile the language.

Response:                                        The Company will revise the principal investment strategy to include a reference to mid-capitalization companies. However, the Company notes that the principal investment strategy already states that the Fund may invest in portfolio companies of any size capitalization and that the reference to “smaller” market capitalization companies is intended to be relative to large market capitalization companies.

Prospectus — Summary Section — Performance Information (Motley Fool Independence Fund)

8.                                      Staff Comment:  Please explain why the FTSE Global All Cap (Fair Value 16.00 EST) Net Tax (US RIC) Index is an appropriate benchmark index for the Fund.

Response:                                        The Adviser notes that the FTSE Global All Cap (Fair Value 16.00 EST) Net Tax (US RIC) Index is a market-capitalization weighted index representing the performance of the large, mid and small cap stocks globally, and is an appropriate index for the Fund given its investment objective and principal investment strategies.

General Comment (All Funds)

9.                                      Staff Comment:  Please add disclosure about cybersecurity issues affecting the Funds, including the need to protect confidential and sensitive information from third parties.

Response:                                        The Company will add the following disclosure to the Statement of Additional Information:

Cyber Security Risk. The Funds and their service providers may be prone to operational and information security risks resulting from breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Funds to lose proprietary information, suffer data corruption, or lose operational capacity. Breaches in cyber security include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber-attacks. Cyber security breaches affecting the Funds or the Adviser, custodian, transfer agent, intermediaries and other third-party service providers may adversely impact the Funds. For instance, cyber security breaches may interfere with the processing of shareholder transactions, impact a Fund’s ability to calculate its NAVs, cause the release of private shareholder information or confidential business information, impede trading, subject the Fund to regulatory fines or financial losses and/or cause reputational damage. The Funds may also incur additional costs for cyber security risk management purposes. Similar types of cyber security risks are also present for issuers of securities in which the Funds may invest, which could result in material adverse consequences for such issuers and may cause a Fund’s investment in such companies to lose value.

10.                               Staff Comment: Please confirm that the Predecessor Funds qualify under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

Response:                                        The Company supplementally confirms that each Fund and Predecessor Fund intends to qualify each year for treatment as a separate regulated investment company under Subchapter M of the Code, and the Adviser confirms that each Predecessor Fund has so qualified in prior years.

11.                               Staff Comment:  Please confirm that substantially all of the assets and liabilities of each Predecessor Fund will be transferred to the corresponding Fund.

Response:                                        The Company supplementally confirms that all of the assets and liabilities of each Predecessor Fund will be transferred to the corresponding Fund.

12.                               Staff Comment:  Please confirm that the objectives, policies, guidelines, and investment restrictions of the Funds are substantially equivalent to the corresponding objectives, policies, guidelines, and investment restrictions of the Predecessor Funds.

Response:                                        The Company supplementally confirms that that the objectives, policies, guidelines, and investment restrictions of the Funds and the Predecessor Funds are substantially equivalent.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bancorp Fund Services, LLC at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Michael Malloy, Drinker Biddle & Reath LLP
Christopher Menconi, Morgan, Lewis & Bockius LLP